EXHIBIT 4.17

Exhibit 4.17

INSTRUMENT OF
AMENDMENT TO THE
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

The MDU Resources Group, Inc. 401(k) Retirement Plan, (as amended and restated December 1, 2006) (the “Plan”), is hereby further amended as follows:

1.	Effective as of July 16, 2007, by replacing Section 2 of Supplement D-40, Provisions Relating to the Ames Sand & Gravel, Inc. Profit Sharing Feature, in its entirety with the following:

2.
Eligibility to Share in the Profit Sharing Contributions.  In order to share in the allocation of any profit sharing contribution made by Ames pursuant to Paragraph 3 below for a given Plan Year, Participants employed by Ames must (a) have completed 1,000 Hours of Service (prorated for the Plan Year in which the profit sharing feature becomes effective) in that Plan Year, (b) have made Savings Contributions to the Plan during the Plan Year of not less than one percent (1%) of their Compensation, and (c) be an Active Employee on the last day of the Plan Year.  However, any Eligible Employee who transfers to Knife River Corporation or any of its operating companies during the Plan Year and is employed by that company on the last day of the Plan Year will be eligible to receive a pro-rated profit sharing contribution for the portion of the Plan Year during which the Participant was employed by Ames so long as the Eligible Employee has completed 1,000 Hours of Service cumulatively during the Plan Year.  Participants who meet the preceding requirement are referred to herein as “Supplement D-40 Participants”.

For purposes of this Supplement, an “Active Employee” means an employee who is still on the payroll or has been temporarily laid off or who terminated employment due to Disability, Death, or attaining age 65 during such Plan Year, but does not mean an employee whose employment has been terminated effective on or before December 31 of that Plan Year.

Explanation: This revision amends Supplement D-40 to provide for pro-ration of contributions in the year the profit sharing feature is implemented.

2.
Effective as of October 15, 2007, by replacing Sections 2-4 of Supplement D-1, Provisions Relating to the Knife River Corporation – North Central Profit Sharing Feature, in their entirety with the following:

2.
Eligibility to Share in Profit Sharing Contribution.  In order to share in the allocation of any profit sharing contribution made by KRC – North Central pursuant to paragraph 3 below for a given Plan Year, Participants employed by KRC – North Central (or its division Knife River – North Dakota Division (“KR-NDD”))  must (a) have completed 1,000 Hours of Service in that Plan Year (prorated for acquired companies in the Plan Year of the acquisition), (b) have made Savings Contributions to the Plan during the Plan Year of not less than one percent (1%) of their Compensation, and (c) be an Active Employee of KRC – North Central (or its division KR-NDD) on the last day of the Plan Year.  However, any Eligible Employee who transfers to Knife River Corporation or any of its operating companies during the Plan Year and is employed by that company on the last day of the Plan Year will be eligible to receive a pro-rated profit sharing contribution for the portion of the Plan Year during which the Participant was employed by KRC – North Central or its wholly-owned subsidiaries so long as the Eligible Employee has completed 1,000 Hours of Service cumulatively during the Plan Year. Moreover, Eligible Employees who commenced employment with KR-NDD as a result of the Dakota Ready Mix, Inc. acquisition will be eligible to receive a pro-rated 2007 profit sharing contribution as long as the Eligible Employee completed a cumulative total of 1,000 Hours of Service during the 2007 Plan Year between both entities.  Participants who meet the preceding requirement are referred to herein as “Supplement D-1 Participants.”

          For purposes of this Supplement, an “Active Employee” means an employee who is still on the payroll, has been temporarily laid off, or who terminated employment due to Disability, Death or Retirement on or after attaining age 65 during such Plan Year, but does not mean an employee whose employment otherwise has terminated effective on or before December 31 of that Plan Year.

3.
Amount of Profit Sharing Contributions, Allocation.  For each Plan Year, the Board of Directors of KRC – North Central, in its discretion, shall determine the amount (if any) of profit sharing contributions to be made to the Plan based upon the profitability of KRC – North Central.  The amount (if any) of profit sharing contributions for KRC – North Central and each of its divisions shall be determined separately based upon profitability of each respective division of KRC – North Central. The amount of any such contribution for a Plan Year shall be allocated to Supplement D-1 Participants based upon their Compensation, excluding bonuses, received while employed by KRC – North Central, or the respective division of KRC – North Central, for that Plan Year; provided that in the case of any Supplement D-1 Participant who was a Davis-Bacon Employee at any time during the Plan Year and who received one or more Davis-Bacon Supplemental Contributions during the Plan Year pursuant to paragraph G-6 of the Supplement G, such Supplement D-1 Participant’s share of the profit sharing contribution allocated un this paragraph D-1 shall be reduced, but not below zero, by any such Davis-Bacon Supplemental Contributions made during the Plan Year pursuant to paragraph G-6 of Supplement G. Any profit sharing contributions allocated to a Davis-Bacon Employee under this Supplement D-1 shall be credited to the Davis-Bacon Employee’s Profit Sharing Account.

4.
Vesting.  Notwithstanding anything in Section 4.2 to the contrary, Supplement D-1 Participants shall be vested in their Profit Sharing Accounts only upon completing three (3) years of Vesting Service as defined below.

          A “Year of Vesting Service” means a Plan Year in which the Supplement D-1 Participant completes at least 1,000 Hours of Service.  In addition, service with KRC – North Central, the Company, and all Affiliates that occurred prior to the effective date of Supplement D-1 shall be recognized for purposes of this Paragraph, applying these rules as if KRC – North Central (and its affiliates at that time) were Affiliates under the Plan. In addition, service with Dakota Ready Mix, Inc. that occurred prior to October 15, 2007, shall be recognized for purposes of this Paragraph, applying these rules as if Dakota Ready Mix, Inc. was an Affiliate under the Plan. Notwithstanding the foregoing, a Participant shall be fully vested in his or her Profit Sharing Account upon Death, Disability, or attaining age 65.

Explanation: This revision amends Supplement D-1 to allow Knife River – North Dakota Division to prorate 2007 profit sharing contributions and grant prior vesting service to employees of Dakota Ready Mix, Inc. who were employed at the time of acquisition by Knife River – North Dakota Division.

IN WITNESS WHEREOF, MDU Resources Group, Inc., as Sponsoring Employer of the Plan, has caused this amendment to be duly executed by a member of the MDU Resources Group, Inc. Employee Benefits Administrative Committee on this 13th day of February, 2008.

MDU RESOURCES GROUP, INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Vernon A. Raile
Vernon A. Raile, Acting Chairman